EXHIBIT 10.1
DocuSign, Inc.
June 17, 2022
Maggie Wilderotter
Delivered via e-mail
Dear Maggie:
On behalf of the Board of Directors (the “Board”) of DocuSign, Inc. (the “Company”), I am pleased to offer you (“Executive” or “you”) the position of Interim President and Chief Executive Officer (“Interim CEO”). The terms of your employment with the Company will be as follows in this offer letter agreement (this “Agreement”):
1.Position. Effective as of June 21, 2022, or such earlier time as the Company’s current Chief Executive Officer may terminate service in such capacity (as applicable, the “Start Date”), you will be appointed as the Company’s Interim CEO reporting to the Company’s Board of Directors (the “Board”). You will have all of the duties, responsibilities and authority commensurate with the position of Chief Executive Officer, including those set forth in the Company’s Bylaws with respect to the Company’s Chief Executive Officer.
You will be expected to devote your full working time and attention to the business of the Company, and you will not render services to any other business without the prior approval of the Board, other than continuing service on the other corporate boards of directors on which you currently serve on the date hereof, and continuing service as chief executive officer to another company for which you serve on the date hereof. Notwithstanding the foregoing, you may manage personal investments, participate in civic, charitable, professional and academic activities (if in a limited non-leadership capacity unless a larger role is approved by the Board), and, subject to prior approval by the Board, serve on the board of directors (and any committees) and/or as an advisor of other for-profit companies, provided that such activities do not at the time the activity or activities commence or thereafter (a) create an actual or potential business or fiduciary conflict of interest or (b) individually or in the aggregate, interfere materially with the performance of your duties to the Company.
During the Interim CEO Service Period (as defined below), you will continue as a member of the Board, however, you will not serve on any Board committees or participate in executive sessions requiring director independence during the Interim CEO Service Period. It is anticipated that you will continue as a member of the Board following the Interim CEO Service Period, subject to your election by the Company’s stockholders, when applicable. Further, it is the intent of the Board and you, subject to compliance with applicable NASDAQ requirements, that you will return to your status as an independent member of the Board following the conclusion of your service as Interim CEO.
2.Term. Subject to the terms of this Agreement, this Agreement will remain in effect for a period commencing on the Start Date and ending on the appointment and commencement of service of a permanent Chief Executive Officer (the “New CEO Date”), or until such later end of a transition period that may be requested in writing by such permanent Chief Executive Officer (not to exceed sixty (60) days following the New CEO Date), unless earlier terminated by you or by a vote of the majority of independent directors of the Board (such period of service as the Interim CEO, as applicable, the “Interim CEO Service Period”).
3.Base Salary. You shall receive a base salary at the annualized rate of $734,000 (the “Base Salary”). The Base Salary shall be payable in accordance with the Company’s standard payroll schedule and procedures, and will be pro-rated for the current year, as well as any other partial year of employment during the Interim CEO Service Period.

4.Variable Compensation. You will not be entitled to any variable or performance-based bonus compensation for your services as Interim CEO, except as may be provided pursuant to Section 5 below.
5.Service Bonus. You will be eligible for a monthly bonus payment of $67,283 (each, a “Bonus”) following the completion of each full or partial month of your continued employment as Interim CEO (as applicable, a “Monthly Anniversary”), with any such earned Bonus amounts to be paid within thirty days following the applicable Monthly Anniversary.
6.No Severance. Because your employment as Interim CEO is a temporary employment engagement for the Interim CEO Service Period, the end of this employment will not be considered to be an involuntary or constructive termination under any plan or program of the Company, which means that you will not be eligible to receive severance benefits under any plan or other arrangement in connection with your employment, or termination thereof, as Interim CEO.
7.No Director Compensation. During the Interim CEO Service Period, you will not receive any cash compensation or retainers under the Board’s compensation policies for non-employee directors nor will you receive any new non-employee director equity grants in consideration of your service on the Board.
8.Benefits & Vacation. You will be entitled to participate in all employee retirement, welfare, insurance, benefit and vacation programs of the Company as are in effect from time to time and in which other senior executives of the Company are eligible to participate, on the same terms as such other senior executives. Notwithstanding the foregoing, you will not participate in, or be party to, the Company’s Severance and Change in Control Agreement.
9.Equity.
(a)Director Grants. You were previously granted time-vesting restricted stock units (“RSUs”) for shares of the Company’s Common Stock in consideration of your appointment to and service on the Board (collectively, the “Director Awards”) pursuant to the Company’s 2018 Equity Incentive Plan (the “2018 Plan”) and the applicable award agreements. The vesting of the Director Awards shall be governed by the terms of the applicable equity award agreements, respectively, and shall accelerate in full upon the consummation of a Change in Control (as defined in the 2018 Plan) while you remain in service as a member of the Board pursuant to the Company’s non-employee director compensation policy.
(b)Interim CEO RSUs. No later than fifteen (15) days following the Start Date (as applicable, the “Grant Date”), the Company will grant you time-vesting RSUs for a number of shares to be determined by dividing $4,550,000 by the average daily closing price of the Company’s common stock on the Nasdaq Global Select Market for the fifteen (15) trading days prior to, and ending on the trading day immediately preceding, the Start Date rounded down to the nearest whole share (the “Interim CEO RSUs”). The Interim CEO RSUs shall vest in four installments, as follows, subject to your employment as Interim CEO on such vesting dates:
•50% of the Interim CEO RSUs (“Tranche 1”) shall on the earlier of (i) the six (6) month anniversary of the Start Date (the “6-Month Mark”), (ii) the New CEO Date or (iii) a Change in Control; and
•50% of the Interim CEO RSUs (“Tranche 2”) shall vest in three (3) equal installments, as follows:
◦1/3 of Tranche 2 shall vest on the four (4) month anniversary of the Start Date;

◦1/3 of Tranche 2 shall vest on the seven (7) month anniversary of the Start Date; and
◦1/3 of Tranche 2 shall vest on the twelve (12) month anniversary of the Start Date.
For purposes of the Interim CEO RSUs, “Change in Control” shall have the meaning ascribed to such term in the 2018 Plan. Vesting of any Interim CEO RSUs in connection with a Change in Control shall be subject to your delivery of an effective release of claims if so requested by the Company or the acquiring company in connection with a Change in Control.
For the avoidance of doubt, Tranche 2 vests solely upon your employment as Interim CEO on the vesting dates as set forth above, and shall not vest upon the earlier occurrence of a New CEO Date or Change in Control. In the event that your employment as Interim CEO terminates due to any reason prior to the 4-month, 6-month or 12-month anniversary of the Start Date, any then-unvested Interim CEO RSUs subject to Tranche 2 will automatically be cancelled and forfeited your termination date.
Pursuant to the Company’s Death and Terminal Condition Policy, as may be amended from time to time, any then-outstanding Interim CEO RSUs will accelerate in full upon your death or termination due to a terminal condition.
10.Expenses. The Company will, in accordance with applicable Company policies and guidelines, reimburse you for all reasonable and necessary expenses you incur in connection with your performance of services on behalf of the Company during your employment with the Company. The reimbursement for all such expenses shall be paid pursuant to the Company’s policies and practices, following your submission of proper documentation for such expenses.
11.Parachute Payments. In the event that the payments and other benefits provided for in this Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and the Treasury regulations and formal guidance promulgated thereunder, each as may be amended or modified from time to time (the “Code”) and (ii) but for this Section 11, would be subject to the excise tax imposed by Section 4999 of the Code, then, at your discretion, your payments and other benefits under this Agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such payments and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of payments benefits under this Agreement, notwithstanding that all or some portion of such payments benefits may be taxable under Section 4999 of the Code.
12.Section 409A. It is intended that this Agreement shall comply with the requirements of Section 409A of the Code, and any payments hereunder are intended to be exempt from, or if not so exempt, to comply with the requirements of Section 409A of the Code, and this Agreement shall be interpreted, operated and administered accordingly. To the extent that any provision of this Agreement is ambiguous, but a reasonable interpretation of the provision would cause any payment or benefit to comply with or be exempt from the requirements of Section 409A of the Code, you and the Company intend the term to be interpreted as such in order to avoid adverse personal tax consequences under Section 409A of the Code. No payments or benefits otherwise payable to you upon a termination of employment under this Agreement or otherwise will be payable until you have a “separation from service” as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder. If the period during which you may sign a release begins in one calendar year and ends in the following calendar year, then no payments or benefits that that would constitute deferred compensation within the meaning of Section 409A of the Code will be paid or provided until the later calendar year.
The payments and benefits under this Agreement are intended to satisfy the exemptions from application of Section 409A of the Code provided under Treasury Regulations Sections 1.409A- 1(b)(4),

1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and you are a “specified employee” within the meaning of Section 409A of the Code at the time of your separation from service, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A of the Code, any payments payable under this Agreement on account of a separation from service that would constitute deferred compensation within the meaning of Section 409A of the Code and that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6) month period or, if earlier, upon your death. Each installment payment under this Agreement is a “separate payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i).
Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in kind benefit be subject to liquidation or exchange for another benefit.
13.At Will Employment. Your service with the Company as Interim CEO is for no specific period of time. Your service with the Company will be “at will,” meaning that either you or the Company may terminate your service as Interim CEO at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this Agreement. This is the full and complete agreement between you and the Company on this term. Although your compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your service as Interim CEO may only be changed in an express written agreement signed by you and the independent members of the Board.
14.Confidential Information and Other Company Policies. You will be bound by and comply fully with the Company’s At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (a form of which was been provided to you), insider trading policy, code of conduct, and any other policies and programs adopted by the Company regulating the behavior of its employees, as such policies and programs may be amended from time to time to the extent the same are not inconsistent with this Agreement, unless you consent to the same at the time of such amendment. You acknowledge that you have acquired and will acquire knowledge regarding confidential, proprietary and/or trade secret information in the course of performing your responsibilities for the Company, and you further acknowledge that such knowledge and information is the sole and exclusive property of the Company. You recognize that disclosure of such knowledge and information, or use of such knowledge and information, to or by a competitor could cause serious and irreparable harm to the Company.
15.Company Records. All records, files, documents and the like, or abstracts, summaries or copies thereof, relating to the business of the Company or the business of any subsidiary or affiliated companies, which the Company or you prepare or use or come into contact with, will remain the sole property of the Company or the affiliated or subsidiary company, as the case may be, and will be promptly returned upon termination of your service as Interim CEO, subject to your reasonable needs to fulfill your fiduciary duties as a member of the Board.
16.Indemnification. You will continue to be named as an insured on the director and officer liability insurance policy currently maintained by the Company, or as may be maintained by the Company from time to time, and will continue to be subject to indemnification as required by the Company’s Bylaws and the indemnification agreement between you and the Company.
17.Arbitration; Attorneys’ Fees. Any and all disputes or claims arising out of or related to the validity, enforceability, interpretation, performance or breach of this Agreement shall be resolved through arbitration pursuant to the At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement. If any such action, the prevailing Party will be entitled to recover its reasonable attorneys’ fees, costs and expenses from the other Party, in addition to any other relief to which the prevailing Party may be entitled.
18.Compensation Recoupment. All amounts payable to you hereunder shall be subject to recoupment pursuant to the Company’s compensation recoupment policy (as may be adopted during the Interim CEO Service Period), and any additional compensation recoupment policy or amendments to the then-current policy adopted by the Board as required by law during the term of your service as Interim CEO with the Company that is applicable generally to executive officers of the Company. No recovery of compensation under such a clawback or recoupment policy will be considered to be an involuntary or constructive termination under any plan or program of the Company.
19.Miscellaneous.
(a)Employment Eligibility Verification. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of your Start Date, or your employment relationship with the Company may be terminated.
(b)Absence of Conflicts; Competition with Prior Employer. You represent that your performance of your duties under this Agreement will not breach any other agreement as to which you are a party. You agree that you have disclosed to the Company all of your existing employment and/or business relationships, including, but not limited to, any consulting or advising relationships, outside directorships, investments in privately held companies, and any other relationships that may create a conflict of interest. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.
(c)Successors. This Agreement is binding on and may be enforced by the Company and its successors and permitted assigns and is binding on and may be enforced by you and your heirs and legal representatives. Any successor to the Company or substantially all of its business (whether by purchase, merger, consolidation or otherwise) will in advance assume in writing and be bound by all of the Company’s obligations under this Agreement and shall be the only permitted assignee.
(d)Notices. Notices under this Agreement must be in writing and will be deemed to have been given when personally delivered or two days after mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to you will be addressed to you at the home address which you have most recently communicated to the Company in writing. Notices to the Company will be addressed to the Board at the Company’s corporate headquarters.
(e)Waiver. No provision of this Agreement will be modified or waived except in writing signed by you and the Board. No waiver by either party of any breach of this Agreement by the other party will be considered a waiver of any other breach of this Agreement.
(f)Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.
(g)Tax Matters; Withholding. All sums payable to you hereunder shall be reduced by all federal, state, local and other withholding and similar taxes and payments required by applicable law. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board related to tax liabilities arising from your compensation.
(h)Entire Agreement. This Agreement represents the entire agreement between the parties concerning the subject matter herein. It may be amended, or any of its provisions waived, only by a written document executed by both parties in the case of an amendment, or by the party against whom the waiver is asserted.
(i)Governing Law. This Agreement will be governed by the laws of the State of California without reference to conflict of laws provisions, and the parties hereto submit to the exclusive jurisdiction of the state and federal courts of the State of California.
(j)Survival. The provisions of this Agreement shall survive the termination of your service as Interim CEO for any reason to the extent necessary to enable the parties to enforce their respective rights under this Agreement.
[Signature Page to Interim CEO Letter Agreement Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the respective dates set forth below.

You	DocuSign, Inc.
/s/ Maggie Wilderotter Maggie Wilderotter	/s/ Pete Solvik Pete Solvik Lead Independent Director, Board of Directors
June 18, 2022 Date	June 17, 2022 Date
[Signature Page to Interim CEO Letter Agreement]